# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PAGAYA TECHNOLOGIES LTD., CIK 0001883085
CUSIP: M7S64L123
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 335 Madison Avenue, 16th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 09/18/2025
Amends the filing with accession number 0001104659-22-077254
Filed by CIK 0001703441
Persons authorized to receive notices and communications: Ravi Singh, Oak HC/FT Management Company LLC, 2200 Atlantic Street, Suite 300, Stamford, Connecticut (CT), 06902, (203) 717-1350

## Reporting persons
- Oak HC/FT Partners II, L.P. (CIK 0001703441): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,188,523; sole dispositive power 0; shared dispositive power 2,188,523; aggregate amount beneficially owned 2,188,523 (3.2% of the class)
  Comment: Percentage calculated on the basis of (i) 65,319,849 shares of the Issuer's Class A Ordinary Shares issued and outstanding on July 31, 2025 according to the Issuer's Form 10-Q filed on August 7, 2025 and (ii) 2,972,853 Class A Ordinary Shares converted from preferred shares and distributed by Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P.
- Oak HC/FT Associates II, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,188,523; sole dispositive power 0; shared dispositive power 2,188,523; aggregate amount beneficially owned 2,188,523 (3.2% of the class)
  Comment: Percentage calculated on the basis of (i) 65,319,849 shares of the Issuer's Class A Ordinary Shares issued and outstanding on July 31, 2025 according to the Issuer's Form 10-Q filed on August 7, 2025 and (ii) 2,972,853 Class A Ordinary Shares converted from preferred shares and distributed by Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P.
- Oak HC/FT Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,385,133; sole dispositive power 0; shared dispositive power 1,385,133; aggregate amount beneficially owned 1,385,133 (2% of the class)
  Comment: Percentage calculated on the basis of (i) 65,319,849 shares of the Issuer's Class A Ordinary Shares issued and outstanding on July 31, 2025 according to the Issuer's Form 10-Q filed on August 7, 2025, (ii) 1,385,133 preferred shares Oak HC/FT Partners V, L.P. has the right to convert to Class A Ordinary Shares, and (iii) 2,972,853 Class A Ordinary Shares converted from preferred shares and distributed by Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P.
- Oak HC/FT Partners V-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 335,996; sole dispositive power 0; shared dispositive power 335,996; aggregate amount beneficially owned 335,996 (0.5% of the class)
  Comment: Percentage calculated on the basis of (i) 65,319,849 shares of the Issuer's Class A Ordinary Shares issued and outstanding on July 31, 2025 according to the Issuer's Form 10-Q filed on August 7, 2025, (ii) 335,996 preferred shares Oak HC/FT Partners V-A, L.P. has the right to convert to Class A Ordinary Shares, and (iii) 2,972,853 Class A Ordinary Shares converted from preferred shares and distributed by Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P.
- Oak HC/FT Partners V-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 306,020; sole dispositive power 0; shared dispositive power 306,020; aggregate amount beneficially owned 306,020 (0.4% of the class)
  Comment: Percentage calculated on the basis of (i) 65,319,849 shares of the Issuer's Class A Ordinary Shares issued and outstanding on July 31, 2025 according to the Issuer's Form 10-Q filed on August 7, 2025, (ii) 306,020 preferred shares Oak HC/FT Partners V-B, L.P. has the right to convert to Class A Ordinary Shares, and (iii) 2,972,853 Class A Ordinary Shares converted from preferred shares and distributed by Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P.
- Oak HC/FT Associates V, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,027,149; sole dispositive power 0; shared dispositive power 2,027,149; aggregate amount beneficially owned 2,027,149 (2.9% of the class)
  Comment: Percentage calculated on the basis of (i) 65,319,849 shares of the Issuer's Class A Ordinary Shares issued and outstanding on July 31, 2025 according to the Issuer's Form 10-Q filed on August 7, 2025, (ii) 2,027,149 preferred shares Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P. have the right to convert to Class A Ordinary Shares, and (iii) 2,972,853 Class A Ordinary Shares converted from preferred shares and distributed by Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P.
- Oak HC/FT GP V, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,027,149; sole dispositive power 0; shared dispositive power 2,027,149; aggregate amount beneficially owned 2,027,149 (2.9% of the class)
  Comment: Percentage calculated on the basis of (i) 65,319,849 shares of the Issuer's Class A Ordinary Shares issued and outstanding on July 31, 2025 according to the Issuer's Form 10-Q filed on August 7, 2025, (ii) 2,027,149 preferred shares Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P. have the right to convert to Class A Ordinary Shares, and (iii) 2,972,853 Class A Ordinary Shares converted from preferred shares and distributed by Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P.
- Ann H. Lamont: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,215,672; sole dispositive power 0; shared dispositive power 4,215,672; aggregate amount beneficially owned 4,215,672 (6% of the class)
  Comment: Percentage calculated on the basis of (i) 65,319,849 shares of the Issuer's Class A Ordinary Shares issued and outstanding on July 31, 2025 according to the Issuer's Form 10-Q filed on August 7, 2025, (ii) 2,027,149 preferred shares Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P. have the right to convert to Class A Ordinary Shares, and (iii) 2,972,853 Class A Ordinary Shares converted from preferred shares and distributed by Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P.
- Andrew W. Adams: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,215,672; sole dispositive power 0; shared dispositive power 4,215,672; aggregate amount beneficially owned 4,215,672 (6% of the class)
  Comment: Percentage calculated on the basis of (i) 65,319,849 shares of the Issuer's Class A Ordinary Shares issued and outstanding on July 31, 2025 according to the Issuer's Form 10-Q filed on August 7, 2025, (ii) 2,027,149 preferred shares Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P. have the right to convert to Class A Ordinary Shares, and (iii) 2,972,853 Class A Ordinary Shares converted from preferred shares and distributed by Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, no par value
Name of issuer: PAGAYA TECHNOLOGIES LTD.
Address of issuer's principal executive offices: 335 Madison Avenue, 16th Floor, New York, New York (NY), 10017
Comment: This Amendment No. 5 ("Amendment No. 5") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2022, as amended by Amendment No. 1 on January 6, 2023, Amendment No. 2 on May 30, 2023, Amendment No. 3 on July 20, 2023 and Amendment No. 4 on February 21, 2024. This Amendment No. 5 relates to the Class A ordinary shares, no par value (the "Ordinary Shares"), of Pagaya Technologies Ltd., a company organized under the laws of the State of Israel (the "Issuer"), with its principal executive offices located at 335 Madison Ave, 16th Floor, New York, New York 10017.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On September 18, 2025, each of the Funds made a pro rata in-kind distribution of Ordinary Shares to its general partner and limited partners for no additional consideration in transactions exempt from the Securities Act of 1933 (each a "Share Distribution"). The number of Ordinary Shares distributed by the Funds were as follows: Fund II 3,284,484 Ordinary Shares; Fund V 2,077,698 Ordinary Shares; Fund V-A 503,993 Ordinary Shares; and Fund V-B 459,029 Ordinary Shares. Immediately prior to the Share Distributions, Fund V converted 2,031,325 Series A Preferred Shares to Ordinary Shares, Fund V-A converted 492,744 Series A Preferred Shares to Ordinary Shares, and Fund V-B converted 448,784 Series A Preferred Shares to Ordinary Shares.

On September 18, 2025, of the Ordinary Shares distributed in the Share Distributions, 397,950 Ordinary Shares were distributed by Fund II to the Fund II General Partner and thereafter by the Fund II General Partner to its members, 78,653 Ordinary Shares were distributed by Fund V to the Fund V General Partner and thereafter by the Fund V General Partner to its partners, 1,014 Ordinary Shares were distributed by Fund V-A to the Fund V General Partner and thereafter by the Fund V General Partner to its partners, and 923 Ordinary Shares were distributed by Fund V-B to the Fund V General Partner and thereafter by the Fund V General Partner to its partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 5 are incorporated herein by reference. Such information is based upon a total of 65,319,849 shares of the Issuer's Class A Ordinary Shares issued and outstanding on July 31, 2025 according to the Issuer's Form 10-Q filed on August 7, 2025, Series A Preferred Shares that Reporting Persons currently have the right to convert to Ordinary Shares, and Ordinary Shares converted and distributed as described herein.

Based upon the affiliations between the Reporting Persons, the Reporting Persons may be deemed to constitute a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Such group may be deemed to be the beneficial owner of 4,215,672 Ordinary Shares, or 6.0% of the Ordinary Shares outstanding.

The power to vote or direct the vote or to dispose or direct the disposition of the Ordinary Shares of the Funds reported herein is shared among each Fund and its General Partner. The control persons and investment committee members of the Fund II General Partner and the Fund V General Partner GP are Lamont and Adams.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4, no Reporting Person has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement among Oak HC/FT Partners II, L.P., Oak HC/FT Associates II, LLC, Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P., Oak HC/FT Partners V-B, L.P., Oak HC/FT Associates V, L.P., Oak HC/FT GP V, LLC, Ann H. Lamont and Andrew W. Adams.

## Signatures
- Oak HC/FT Partners II, L.P.: /s/ Ann H. Lamont, Ann H. Lamont, Managing Member of Oak HC/FT Associates II, LLC, the General Partner (09/22/2025)
- Oak HC/FT Associates II, LLC: /s/ Ann H. Lamont, Ann H. Lamont, Managing Member (09/22/2025)
- Oak HC/FT Partners V, L.P.: /s/ Ann H. Lamont, Ann H. Lamont, Director of Oak HC/FT GP V, LLC, General Partner of Oak HC/FT Associates V, L.P., the General Partner (09/22/2025)
- Oak HC/FT Partners V-A, L.P.: /s/ Ann H. Lamont, Ann H. Lamont, Director of Oak HC/FT GP V, LLC, General Partner of Oak HC/FT Associates V, L.P., the General Partner (09/22/2025)
- Oak HC/FT Partners V-B, L.P.: /s/ Ann H. Lamont, Ann H. Lamont, Director of Oak HC/FT GP V, LLC, General Partner of Oak HC/FT Associates V, L.P., the General Partner (09/22/2025)
- Oak HC/FT Associates V, L.P.: /s/ Ann H. Lamont, Ann H. Lamont, Director of Oak HC/FT GP V, LLC, the General Partner (09/22/2025)
- Oak HC/FT GP V, LLC: /s/ Ann H. Lamont, Ann H. Lamont, Director (09/22/2025)
- Ann H. Lamont: /s/ Ann H. Lamont, Ann H. Lamont (09/22/2025)
- Andrew W. Adams: /s/ Andrew W. Adams, Andrew W. Adams (09/22/2025)